Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

Employee Q&A

Alpha Natural Resources Acquisition

Rebranding to Cliffs Natural Resources

7/16/08

Who is Alpha Natural Resources?

Alpha Natural Resources, headquartered in Abingdon, VA, is one of the largest suppliers and exporters of metallurgical coal in North America, and a leading supplier of thermal coal. Currently, Alpha’s operations consist of 57 mines and 11 coal preparation and blending plants over four states. They currently employ more than 3,600 people.

Why does Cliffs want to acquire Alpha Natural Resources?

The addition of Alpha complements Cliffs’ corporate vision, and the continued execution of our global expansion and diversification strategy. This combination will result in the creation of one of the largest US mining companies; with over 60 total coal mines and more than 8,900 employees. Combined, Cleveland-Cliffs and Alpha will be the largest U.S. producer of metallurgical coal. Together with our leading position in North American iron ore, we will be able to further diversify our business portfolio and provide further opportunities for growth.

Why are we changing our name to Cliffs Natural Resources?

Changing our name follows naturally from this dramatic transformation; we believe “Cliffs Natural Resources” better reflects our new status as a major diversified supplier to the global steel industry. Many customers, partners and media outlets already refer to our company as “Cliffs”, so we expect the name change will occur with minimal disruption to our day-to-day business operations.

We’re getting a new name; will we also be getting a new logo and colors?

Yes. A comprehensive new brand identity will be part of this name change. We will keep you informed as we proceed through the rebranding process.

Will we still be headquartered in Cleveland?

Yes. Our World Headquarters will be at 200 Superior; our association with the city plays an important role in our long legacy, and, in addition, it is well positioned for conducting international business.

Will there be any changes to our organizational structure as a result of this acquisition? What will happen to the North American Coal business unit?

Joseph Carrabba will serve as Chairman and Chief Executive Officer of Cliffs Natural Resources, while Michael Quillen, Alpha’s Chairman and Chief Executive Officer, will serve as non-executive Vice Chairman. Kevin Crutchfield, currently the President of Alpha Natural Resources, is expected to serve as President of Cliffs Natural Resources’ coal businesses. Donald Gallagher, currently President of Cliffs North American business unit, will become president of Cliffs Natural Resources’ iron ore businesses.

How will this affect employees? Will there be any layoffs as a result?

This transaction is about growth, and we do not expect significant workforce reductions. In fact, over the long term, we believe that this combination will result in greater opportunities for employees of both companies as we move forward and grow together.

Will there be any changes to employee benefits and plans as a result of this acquisition?

There are no current planned changes to any of our stock plans or other benefits.

How will this acquisition affect our customers, and the communities where we operate?

The combination of our companies’ complementary operations will more comprehensively serve the growing world steel industry. We do not anticipate customers will experience any changes as a result of this acquisition. There will be no interruption in mine production or quality, and we expect to maintain current service levels. We do not expect the communities in which our mines are located will experience any substantial changes.

When will this acquisition be completed?

The acquisition is subject to regulatory approvals and approvals by both companies’ shareholders – it is expected to close by the end of 2008. Until then, we remain separate companies.

Who can I contact if I have any more questions?

We will make every effort to keep you up to date on important developments throughout this process. In the interim, please contact your immediate supervisor. You can also read about the latest developments at OneCliffs.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers’ coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.